P.O. Box 2600

Valley Forge, PA 19482

February 28, 2023

Lisa N. Larkin, Esq.

U.S. Securities and Exchange Commissionvia electronic filing 100 F Street, N.E.

Washington, DC 20549

RE: Vanguard Wellington Fund (the "Trust")

File No. 2-11444

Post-Effective Amendment No. 120

Dear Ms. Larkin,

This letter responds to your comments provided on February 7, 2023, to the above-referenced post-effective amendment. The comments apply to Vanguard Short-Term Tax-Exempt Bond ETF (the "Fund"), a new series of the Trust.

Comment 1:	Prospectus
Comment:	As the Fund uses the term "short-term" in its name, the Staff generally takes the position that it should have a dollar weighted average maturity of less than three years. Please add disclosure clarifying that the Fund will have a dollar-weighted average maturity of less than three years.
Response:	The adopting release for Rule 35d-1 states that the purpose of the rule is to prevent investment companies from adopting names that could mislead investors about a fund's investments and risks. In the adopting release and subsequent FAQ, the SEC provided guidance that the dollar-weighted average maturity for a short-term bond fund should not exceed 3 years. The text of the rule, however, does not require a 3-year average maturity for short-term funds. We believe that under any reasonable interpretation of the adopting release and Rule 35d-1, a dollar-weighted average maturity range up to 4 years qualifies as short-term.
The Fund will seek to maintain a dollar-weighted average maturity consistent with that of its target index. As of November 30, 2022, the target index had a dollar-weighted average maturity of 3.06 years and, over the past ten years, the dollar-weighted average maturity of the target index has not exceeded 3.5 years.
For these reasons, we believe the expected dollar-weighted average maturity of the index and, therefore the expected dollar-weighted average maturity of the Fund, qualifies as
"short-term." And we believe that the name of the Fund is not misleading.
The disclosure has been revised accordingly.

Comment 2:	Prospectus
Comment:	The Principal Investment Strategy section includes disclosure that states "Each bond...
generally must be a constituent of a deal where the original offering amount was at least
$100 million; and generally have a minimum par amount of $25 million. In addition, to be included in the Index, each bond must have a minimum term to maturity or call date greater than one calendar month." For purposes of plain English disclosure, please revise this language.
Response:	The disclosure has been revised accordingly.
Comment 3:	Prospectus
Comment:	The Fund's Principal Investment Strategy states that "Under normal circumstances, at least
80% of the Fund's assets will be invested in securities whose income will be exempt from federal income taxes and the federal AMT." Please confirm that, for the purposes of the
Fund's 80% policy, the term "securities" includes bonds.
Response:	We confirm that for purposes of the Fund's 80% policy, the term "securities" includes bonds.
Comment 4:	Prospectus
Comment:	Please confirm that the Fund's stated 80% policy includes "net assets plus borrowing."
Response:	We confirm that the Fund's stated 80% policy includes "net assets plus borrowing."
Comment 5:	Prospectus
Comment:	The SEC generally takes the position that a short-term bond fund should have a dollar-
weighted average maturity of less than 3 years. Please add disclosure clarifying that the
Fund's target index will have a dollar-weighted average maturity of less than three years.
Response:	The adopting release for Rule 35d-1 states that the purpose of the rule is to prevent investment companies from adopting names that could mislead investors about a fund's investments and risks. In the adopting release and subsequent FAQ, the SEC provided guidance that the dollar-weighted average maturity for a short-term bond fund should not exceed 3 years. The text of the rule, however, does not require a 3-year average maturity for short-term funds. We believe that under any reasonable interpretation of the adopting release and Rule 35d-1, a dollar-weighted average maturity range up to 4 years qualifies as short-term.
As of November 30, 2022, the target index had a dollar-weighted average maturity of 3.06 years and, over the past ten years, the dollar-weighted average maturity of the target index has not exceeded 3.5 years.
For the reasons discussed here and in the response to Comment 1, we believe that the expected dollar-weighted average maturity of the index qualifies as "short-term."
The disclosure has been revised accordingly.
Comment 6:	Prospectus
Comment:	To the extent not already disclosed, please add disclosure to the Fund's prospectus regarding (a) the index component selection criteria, explaining how index components are included or excluded, (b) the index rebalance and reconstitution process, including the frequency thereof, (c) the index weighting methodology, and (d) the number of index components.
Response:	The disclosure has been revised accordingly.

Comment 7:	Prospectus
Comment:	Please consider adding "concentration risk" and "passive investment risk" to the Fund's prospectus or explain why they are not necessary.
Response:	While the Fund is permitted to concentrate to the extent necessary to approximate the composition of its target index, this is not currently considered to be part of the Fund's principal investment strategies or principal risks.
We believe that the explanation in the section called "Investing in Index Funds" about the investment strategy of indexing provides investors with relevant information about index investing and passive investment strategies generally. For example, this section clearly states that an index fund generally does not perform exactly like its target index and that since market indexes do not have operating expenses and transaction costs, they will usually have a slight performance advantage over funds that track them. We also note that the Glossary of Investment Terms contains definitions of "Indexing."
Comment 8:	Statement of Additional Information
Comment:	Please revise the Fund's fundamental policies to align with the Fund's stated strategy of investing at least 80% of its assets in securities whose income will be exempt from federal income taxes and the federal AMT.
Response:	The disclosure has been revised accordingly.
Comment 9:	Statement of Additional Information
Comment:	Please note that the Fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which the investments should be allocated when determining the Fund's compliance with its concentration policies.
Response:	We confirm that the Fund will look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which the investments should be allocated when determining the Fund's compliance with its concentration policies.

Please contact me at anthony_coletta@vanguard.com with any questions or comments regarding the above response.

Sincerely,

/s/ Anthony Coletta

Anthony Coletta

Assistant General Counsel

The Vanguard Group, Inc.